CYIOS Corporation
“C Your Integrated Office System”

United States
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Sondra Snyder,

Re:	CYIOS Corporation – FILE NO. 0-27243

Form 10-KSB for Fiscal Year Ended December 31, 2007, Filed March 31, 2008
~~Form 10-QSB for Fiscal Quarter Ended March 31, 2008, Filed May 14, 2008~~
Form 10-Q for Fiscal Quarter Ended June 30, 2008, Filed August 14, 2008
~~Form 10-Q for Fiscal Quarter Ended September 30, 2008, Filed November 14, 2008~~
Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Filed May 14, 2009
File No. 0-27243

Dear Miss Snyder:

We are writing in response to your comment letter dated Oct 7th, 2009 and we are requesting an extension of time until November 30, 2009 to respond to your comments.  Two critical issues with filing our response is that we are a government contractor and the fiscal year has us swamped with end of the year transition on top of getting out current 10Q filed. Apparently, I was too aggressive with the November 7th date and need to the end of the month.

Should you have any questions, please call us at the below numbers.

Sincerely,

Timothy Carnahan
/s/ Timothy Carnahan
CEO and President
202.369.1984 / fax: 202.315.3790

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004
Phone 202 204-3006 Fax 202 315-3790